For immediate release
                                                                  August 3, 2005


                Toyota Announces First Quarter Operating Results
               Net revenues Increase as Sales Grow in All Regions
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the first quarter ended June 30, 2005.

On a consolidated basis, net revenues for the first quarter totaled 4.98 trillion yen, an increase of 10.5 percent compared to the same period last fiscal year. Operating income decreased 9.7 percent to 405.1 billion yen, while income before income taxes, minority interest and equity earnings of affiliated companies were 421.8 billion yen. Net income decreased 6.9 percent to 266.8 billion yen.

Positive contributions to operating income totaled 60.0 billion yen and included cost reduction efforts of 30.0 billion yen and marketing efforts of 30.0 billion yen. Negative factors totaled 103.5 billion yen, including an increase in R&D and other expenses of 86.8 billion yen, foreign exchange losses of 10.0 billion yen and a decrease in the gains recognized on transfer of the substitutional portion of the employee pension fund to the government of 6.7 billion yen.

Commenting on the results, TMC Senior Managing Director Takeshi Suzuki said, "In the past year, the operating income ratio has gradually declined. One reason is due to the effect of the model cycle in which new vehicles are introduced. We expect, however, that the first half of this fiscal year represents the lowest point of the model cycle. We expect improvement from the latter half of this fiscal year through next year, with the planned introduction of the Lexus and other models. In order to realize future growth, annual expenses of 770 billion yen in R&D and 1.25 trillion yen in capital investment has been made continuously and strategically."

Consolidated vehicle sales in the first quarter grew in all regions to a total of 1.95 million units, recording an increase of 157 thousand units compared with the previous period of the last fiscal year.

In Japan, unit sales increased by 12 thousand units to 550 thousand units compared with the first quarter of the last fiscal year. This was due mainly to favorable sales of the new Vitz, which was fully redesigned in February. The Passo and Isis also continued to show strong sales. As a result, the market share of Toyota brand vehicles (excluding minivehicles) was 45.0 percent.

Sales in North America reached 641 thousand vehicles, an increase of 69 thousand vehicles due to the strong popularity of the new Avalon, Prius and the Scion lineup. In addition, the RX 400h and Highlander Hybrid SUVs also showed strong sales.


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In Europe, locally-built models such as the Corolla and Yaris contributed to a sales increase of nine thousand vehicles to 256 thousand vehicles.

TMC decided to report Asia results as an independent geographic segment for the first time beginning this quarter. The company reported that sales in Asia rose to 229 thousand vehicles, an increase of 27 thousand vehicles, mainly due to successful launch of IMV (Innovative international Multi-purpose Vehicle) project.

Sales in other regions including Africa and Central and South America reached 272 thousand vehicles, an increase of 40 thousand vehicles.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2006 will be 7.97 million vehicles, and accordingly, revises the forecast announced in May 2005 upwards by 120 thousand vehicles.

Suzuki concluded by commenting on the consolidated profit outlook for the fiscal year ending March 31, 2006. "As production and sales of vehicles have been increasing steadily, and with the current levels of exchange rates, we will strive to achieve an increase in revenues and profit compared with last year."

(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
                                                 ----------------

   Cautionary Statement with Respect to Forward-Looking Statements

   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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       Contact: Public Affairs Division at (03) 3817-9130/9150/9161/9179